[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 19, 2014

VIA EDGAR

David L. Orlic, Esq.

Special Counsel, Office of Merger and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GFI Group Inc.

Amendment No. 1 to Schedule TO-T filed by BGC Partners, L.P. and BGC

Partners, Inc.

Filed November 12, 2014

File No. 005-80318

Dear Mr. Orlic:

On behalf of our clients, BGC Partners, Inc. and BGC Partners, L.P. (collectively, the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 17, 2014, with respect to Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) referenced above. Concurrently with the filing of this letter, the Company is filing Amendment No. 2 (“Amendment No. 2”) to the Schedule TO.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Schedule TO.

1.	Please disclose how you intend to vote your shares on the CME transaction, if you buy shares in the tender offer and that transaction is brought to a vote. Please also disclose that following a successful tender offer, you could sell your controlling stake in the company to another party, possibly at a premium to the offer price. Finally, disclosure should be clarified that tendering shares into the offer is not a means to “send a strong message to the Board,” but is rather an agreement to sell shares to you for the offer price, subject to your disclosed conditions.

Response: In response to the Staff’s comment, in Amendment No. 2, the Company has revised disclosure in the Offer to Purchase: (1) in Summary Term Sheet under the

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

November 19, 2014

caption “How does the Offer relate to the announced acquisition of GFI by CME Group Inc.?,” (2) under the heading “The Offer—Section 3—Procedure for Tendering Shares,” and (3) under the heading “The Offer—Section 12—Purpose of the Offer; Plans for GFI.”

2.	Please disclose the substance of the October 30 and November 6 negotiations.

Response: In response to the Staff’s comment, the Company has revised disclosure under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with GFI” in Amendment No. 2.

3.	We note your responses to prior comments 2 and 7. Please further clarify your analysis with respect to Rule 13e-3(g)(1). While we understand from your filings that you do not view yourself as an affiliate subject to Rule 13e-3 with respect to the current tender offer, it appears that, in any event, you would not become an affiliate of the company as a result of the tender offer, as required for reliance on Rule 13e 3(g)(1), but rather as a result of actions taken by the board of directors of the company prior to the consummation of the tender offer, namely the appointing of your nominees to constitute two-thirds of the board of directors. Please provide your analysis on this point. In any event, more specificity as to your intentions with respect to, and the form and effect of, the subsequent transaction would be required in order to satisfy Rule 13e-3(g)(1).

Response: The Company respectfully disagree with the Staff’s assessment and believes that following a tender offer in which the Company acquired a majority of the outstanding shares on a fully diluted basis that such majority ownership alone would be enough to be considered an affiliate for purposes of Rule 13e-3(g)(1). Nevertheless, the Company also acknowledges that it is the position of the Staff that the current disclosure does not qualify for the exception under Rule 13e-3(g)(1)(i)(A) and has revised the disclosure under the heading “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals—Other” in Amendment No. 2 accordingly to remove the inference that the Company might rely on such exception.

*    *    *

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

November 19, 2014

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam

David K. Lam

Enclosures

cc:    Stephen M. Merkel, BGC Partners, Inc.